ZEN Graphene Solutions Announces Notice

of Accelerated Expiry of Warrants

Guelph, ON - October 4, 2021, ZEN Graphene Solutions Ltd. ("ZEN" or the "Company") (TSX-V:ZEN and OTC:ZENYF) gives notice of accelerated expiry to the holders of 760,848 common share purchase warrants ("2021 Warrants") of the Company, which were issued pursuant to a private placement completed on April 8, 2021 and 1,419,753 warrants (the "2020 Warrants") of the Company which were issued pursuant to a private placement completed on July 6, 2020.

April 8, 2021, Warrants

Each Warrant is exercisable to purchase one common share of the Company (each, a "Common Share") at a price of $3.00 per Common Share until April 8, 2023, however, pursuant to the terms of the warrant indenture dated April 8, 2021 between the Company and Capital Transfer Agency, ULC, the expiry of the Warrants may be accelerated should the closing price at which the Common Shares trade on the TSX Venture Exchange exceed $4.00 for ten (10) consecutive trading days (the "2021 Triggering Event"), and in such event, the Company may accelerate the expiry date to the date which is thirty (30) days following the date the Company issues a written notice of such acceleration to the holders of the Warrants.

July 6, 2020, Warrants

Each Warrant is exercisable to purchase one common share of the Company at a price of $0.80 per Common Share until July 6, 2022, however, pursuant to the terms of the applicable warrant certificates , the expiry of the Warrants may be accelerated should the closing price at which the Common Shares trade on the TSX Venture Exchange exceed $1.00 for ten (10) consecutive trading days (the "2020 Triggering Event"), and in such event, the Company may accelerate the expiry date to the date which is thirty (30) days following the date the Company issues a written notice of such acceleration to the holders of the Warrants.

The Company is pleased to announce that the 2020 Triggering Event and the 2021 Triggering Event have each occurred and that the Company has elected to accelerate the expiry date of the April 8, 2021, and July 6, 2020, Warrants to Thursday, November 3, 2021 (the "Accelerated Expiry Time"). Concurrently with this press release, written notice of the Accelerated Expiry Time has been sent to the holders of the Warrants. All unexercised Warrants following the Accelerated Expiry Time shall be void and of no effect.

Holders may exercise the 2021 Warrants before 5:00 p.m. (Toronto time) on Thursday, November 3, 2021 by surrendering to ZEN GRAPHENE SOLUTIONS LTD. c/o Capital Transfer Agency, 390 Bay Street, Suite 920, Toronto, Ontario M5H 2Y2: (i) the original Warrant certificate with a duly completed and executed exercise form in the form attached to the Warrant certificate; and (ii) a certified cheque or bank draft payable to "CAPITAL TRANSFER AGENCY ULC." in an amount equal to the purchase price of the number of shares subscribed for.

Holders may exercise the 2020 Warrants before 5:00 p.m. (Toronto time) on Thursday, November 3, 2021 by surrendering to ZEN GRAPHENE SOLUTIONS LTD. 210-1205 Amber Drive, Thunder Bay, Ontario P7B 6M4: (i) the original Warrant certificate with a duly completed and executed exercise form in the form attached to the Warrant certificate; and (ii) a certified cheque or bank draft payable to "ZEN GRAPHENE SOLUTIONS LTD." in an amount equal to the purchase price of the number of shares subscribed for.

About ZEN Graphene Solutions Ltd.

ZEN is a nanotechnology company developing and commercializing next-gen healthcare solutions in the areas of prevention, detection and treatment. ZEN is currently focused on commercializing ZENGuardTM, a patent-pending coating with 99% antimicrobial activity, including against COVID-19, and the potential to use similar compounds as pharmaceutical products against infectious diseases. The Company also has an exclusive agreement to be the global commercializing partner for a newly developed, highly scalable, aptamer-based rapid pathogen detection technology.

For further information:

Brian Bosse, Chief Financial Officer

Tel: 1(844) 730-9822

Email: brian@zengraphene.com

To find out more about ZEN Graphene Solutions Ltd., please visit our website at www.ZENGraphene.com. A copy of this news release and all material documents in respect of the Company may be obtained on ZEN's SEDAR profile at www.sedar.ca.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although ZEN believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. ZEN disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.